

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 8, 2017

<u>Via E-mail</u>
Mr. Robert T. O'Shaughnessy
Chief Financial Officer
Pultegroup, Inc.
3350 Peachtree Road NE, Suite 150
Atlanta, GA 30326

      Re: **Pultegroup, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed February 1, 2017
              File No. 1-9804

Dear Mr. O'Shaughnessy:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ John Cash

                         John Cash
                         Accounting Branch Chief
                         Office of Manufacturing and Construction